FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
OCTOBER 10, 2003

CHINA’S LJ INTERNATIONAL TODAY ANNOUNCES
$500,000 ORDER FROM LARGEST US RETAILER

HONG KONG and LOS ANGELES, October 10, 2003 — LJ International Inc. (Nasdaq: JADE), one of the world’s fastest-growing fine jewelry companies, today announced that it has received an order for 50,000 pieces of jewelry, totaling $500,000, from largest US retailer. LJI expects its orders with this retailer will continue to grow in the foreseeable future, particularly as it continues its expansion into the Chinese market, where it already has 29 stores in operation. The customer, whose name cannot be disclosed for competitive reasons, recorded over $247 billion in annual sales for its most recent fiscal year on over $8 billion in earnings.

Today’s announcement follows closely on yesterday’s news that LJI expects its third quarter revenue and earnings to grow by a minimum 21% and 159%, respectively, year-over-year. The significant increase is partially due to recent new customer relationships, including a contract of approximately $800,000 in initial orders from the third-largest U.S. home shopping network. The Company reported those orders on September 22, 2003. In August, LJI reported that it had just received over $600,000 in initial orders from the second largest electronic shopping channel in the U.S. The Company now sells to the three largest electronic shopping channels in the U.S.

Betty Ho, Vice President of Corporate Development, said, “LJ International’s growing pipeline of increasing orders from Fortune 100 companies are another sign of the company’s success in both expanding its range of distribution channels and generating additional revenue from existing ones. We are especially encouraged to see increasing interest in our product lines from this particular retailer, which sets the pace for attracting value-focused customers in the U.S. and worldwide. Its enormous reach and selling power are capable of introducing LJI products to millions of consumers we may not have been able to reach before. Our relationship with them will also pave the way towards our penetration of the Chinese market via the mega-retailers.”

About LJ International

LJ International Inc. is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. LJ International distributes mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

To be added to LJ International’s investor lists, please contact Haris Tajyar at 818-382-9702 or via e-mail at htajyar@irintl.com.

For more information on LJI, please visit the Company’s Web site at www.ljintl.com

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report.

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